FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

             *   The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F  __

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __ No  X

             If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Table of Contents

Page

Press Release, dated March 13, 2003, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	3
Delhaize America, Inc. unaudited consolidated financial statements for the fourth quarter and year ended December 28, 2002	14

March 13, 2003	FOR IMMEDIATE RELEASE

DELHAIZE GROUP REPORTS 2002 RESULTS
Reported Earnings per Share Increase by 3% to EUR 1.94

•	Reported earnings: +19%; Reported earnings per share: +3%

•	Cash earnings: -1%; Cash earnings per share: -14%

•	5.3% weaker dollar pushes sales 3.3% lower than in 2001

•	Organic sales growth of 2.1%

•	EBITDA margin of 7.4% (7.9% in fourth quarter)

•	Free cash flow of EUR 300.2 million

•	Net debt to equity ratio of 109.4% at year-end (127.3% at the end of 2001)

•	Net dividend of EUR 0.66 (gross dividend of EUR 0.88)

BRUSSELS, Belgium, March 13, 2003 — Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that in 2002 its reported earnings increased by 19.3% to EUR 178.3 million. On a per share basis net earnings were EUR 1.94 compared to EUR 1.88 in 2001, an increase of 3.0%. Delhaize Group realized EUR 300.2 million free cash flow in 2002. The Group’s net debt decreased from EUR 4.8 billion at the end of 2001 to EUR 3.9 billion at the end of 2002 due to the application of free cash flow and the weaker dollar.

4th Q 2002	4th Q 2001	Change	(in millions of EUR, except EPS)	2002	2001	Change

4,987.1	5,452.2	-8.5%	Sales	20,688.4	21,395.9	-3.3%
395.2	456.1	-13.3%	EBITDA	1,535.2	1,649.2	-6.9%
7.9%	8.4%	-	EBITDA margin	7.4%	7.7%	-
210.3	241.7	-13.0%	Operating result	807.2	921.3	-12.4%
59.7	90.8	-34.2%	Reported earnings	178.3	149.4	+19.3%
114.6	112.9	+1.5%	Cash earnings	336.3	339.0	-0.8%

0.65	0.99	-34.2%	Reported EPS (in EUR)	1.94	1.88	+3.0%
1.24	1.23	+1.5%	Cash EPS (in EUR)	3.65	4.26	-14.4%

3,897.8	4,775.9	-18.4%	Net debt	3,897.8	4,775.9	-18.4%
109.4%	127.3%	-	Net debt to equity ratio	109.4%	127.3%	-
92,058	92,093	-	Average number of shares (000’s)	92,068	79,494	+15.8%

“Organic sales growth of 2.1%, a 3% increase in reported earnings per share and an improvement of 18 percentage points in our key net debt to equity ratio represent some of the highlights for 2002. We also saw significant commercial successes at Hannaford, Delhaize Belgium and Alfa-Beta (Greece),” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group.

Mr. Beckers continued, “We are pleased that our actions in late 2002 to stem declining sales at Food Lion and Kash n’ Karry and to lower our costs and expenses have succeeded in delivering better fourth quarter results than we previously indicated. Our efforts will continue in 2003. We have identified USD 100 million cost savings at Food Lion to further strengthen our competitiveness and to protect our profitability. Delhaize Group is also actively implementing measures in its other banners to continue to generate significant free cash flow.”

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext.2529)

FOURTH QUARTER 2002 EARNINGS

In the fourth quarter of 2002, the organic sales growth of Delhaize Group amounted to 0.4%. Total sales decreased by 8.5% and were impacted by:

•	the weakening of the U.S. dollar by 10.4%;
•	the closing of Super Discount Markets in the fourth quarter of 2001;
•	continued soft sales at Food Lion and Kash n’ Karry, although trending somewhat stronger in December; and
•	the continued good performance of the other operations, with high comparable store sales growth in Belgium (+7.1% adjusted for the calendar), Greece and at Hannaford in the U.S.

EBITDA of Delhaize Group declined in the fourth quarter of 2002 by 13.3% primarily due to the depreciation of the U.S. dollar and weak sales at Food Lion and Kash n’ Karry. EBITDA would have decreased by 5.0% at identical exchange rates. Nevertheless, Delhaize Group posted a high EBITDA margin of 7.9% of sales thanks to cost savings and a strong gross margin.

Reported earnings decreased by 34.2% primarily due to a negative swing in exceptional items. Exceptional expense was EUR 12.7 million in the fourth quarter of 2002 primarily due to an asset impairment charge at Delvita, compared to an exceptional income of EUR 55.3 million in the fourth quarter of 2001 primarily related to the closing of Super Discount Markets. Reported earnings would have decreased by 25.8% at identical exchange rates.

In the fourth quarter of 2002, cash earnings were EUR 1.24 per share, an increase of 1.5% compared to 2001 (+9.8% at identical exchange rates). This increase was better than the EBITDA evolution due to lower financial expenses related to debt reduction and to a lower effective tax rate.

FULL YEAR 2002 EARNINGS

In 2002, Delhaize Group posted an organic sales growth of 2.1%. Total sales decreased by 3.3% to EUR 20.7 billion and were impacted by:

•	the enlargement of the store network by 76 stores to a total of 2,520;
•	strong comparable store sales growth in Europe due to the success of the new commercial policy in Belgium and of the integration of the acquired Trofo stores in Greece, and at Hannaford in the U.S. due to the ongoing roll-out of the “Festival for the Senses” market strategy;
•	the weakening of the U.S. dollar (-5.3% versus the Euro compared to 2001);
•	weak sales at Food Lion and Kash n’ Karry related to economic softness and aggressive competition; and
•	the closing of Super Discount Markets in 2001.

The EBITDA margin decreased from 7.7% in 2001 to 7.4% in 2002 due to the weaker than expected top line growth at Food Lion and Kash n’ Karry.

In 2002, reported earnings of Delhaize Group increased by 19.3% to EUR 178.3 million because of lower exceptional expenses and despite the significantly weaker U.S. dollar (-5.3%). Reported earnings per share grew 3.0%. The average number of shares increased in 2002 by 15.8% following the share exchange with Delhaize America in 2001.

Cash earnings decreased by 0.8% to EUR 336.3 million but would have risen by 4.0% at identical exchange rates. Cash earnings per share decreased by 14.4%. At identical exchange rates, the cash EPS decline would have been 10.2%. This was better than the previous guidance due to the better than expected sales and margins in December 2002 at Food Lion and Delhaize Belgium and lower than estimated taxes due to the downward adjustment of the deferred tax liability subsequent to a change in the Belgian tax rate.

At the Shareholders’ General Meeting to be held on May 22, 2003, the Board of Directors will propose the payment of a net dividend of EUR 0.66 per share, after deduction of 25% Belgian withholding tax. The proposed gross dividend is EUR 0.88.

“The Board’s proposal to pay a conservative dividend is a reflection of the confidence of the Board of Directors in the Company’s future and a recognition of the challenges we face,” said Gui de Vaucleroy, Chairman of the Board of Directors of Delhaize Group.

FULL YEAR 2002 BALANCE SHEET AND CASH FLOW ANALYSIS

In 2002, Delhaize Group continued to generate strong free cash flow of EUR 300.2 million (after capital expenditures and the payment of the dividend declared for 2001) thanks to the high margins, more optimal use of working capital and disciplined capital spending of EUR 634.9 million.

Delhaize America generated USD 290.3 million free cash flow in 2002 (USD 376.3 million before the intra-group dividend payment to the parent company). Since the beginning of 2001, Delhaize America has recorded USD 666.8 million free cash flow.

Delhaize Group’s net debt amounted to EUR 3.9 billion at the end of 2002, a decrease of EUR 878.1 million compared to EUR 4.8 billion at the end of 2001. At identical exchange rates, net debt would have decreased by EUR 249.7 million. In 2002, Delhaize Group applied EUR 291.7 million free cash flow to debt reduction and increased lease obligations by EUR 45.3 million. The net debt to equity ratio was reduced to 109.4% at the end of 2002 compared to 127.3% at the end of 2001.

In 2002, Delhaize Group repurchased 273,200 of its shares and used 236,348 of those shares in conjunction with stock option exercises. Delhaize Group owned 335,304 treasury shares at the end of December 2002, when they were valued at EUR 17.72.

GEOGRAPHICAL OVERVIEW

			Sales			EBITDA			Cash Earnings

				2002			2002	% of			2002
	in millions	2002	2001	/2001	2002	2001	/2001	Sales	2002	2001	/2001

United States	USD	15,019.6	15,140.2	-0.8%	1,255.7	1,294.7	-3.0%	8.4%	276.1	265.4	+4.1%
of which Delhaize America		15,019.6	14,890.4	+0.9%	1,255.7	1,295.0	-3.0%	8.4%	276.1	269.1	+2.6%
Belgium	EUR	3,420.3	3,212.9	+6.5%	180.4	173.9	+3.7%	5.3%	94.4	85.1	+11.0%
Central & Southern Europe	EUR	1,166.3	1,091.0	+6.9%	48.8	46.6	+4.5%	4.2%	(2.7)	(6.8)	+59.8%
Asia	EUR	218.1	187.0	+16.6%	2.1	2.3	-8.8%	1.0%	(3.9)	(3.6)	-9.6%
Corporate	EUR	—	—	N/A	(24.0)	(19.3)	-24.3%	N/A	(43.5)	(31.9)	-36.3%

TOTAL	EUR	20,688.4	21,395.9	-3.3%	1,535.2	1,649.2	-6.9%	7.4%	336.3	339.0	-0.8%

•	In 2002, the contribution of Delhaize America to the sales of Delhaize Group amounted to USD 15.0 billion (EUR 15.9 billion), an increase of 0.9% over 2001. Comparable store sales decreased by 1.0%. While sales evolved favorably during 2002 at Hannaford, the average purchase per visit decreased at Food Lion and Kash n’ Karry as consumers explored a variety of shopping choices to achieve the lowest price by item in their full market basket. This trend was a direct result of the weak economic conditions in the Southeast. In the fourth quarter of 2002, sales at Food Lion and Kash n’ Karry continued to be soft but trended somewhat stronger in December 2002.

In 2002, Delhaize America opened 41 new stores, including 8 relocated stores, and closed 7 stores, resulting in a net increase of 26 stores to a total of 1,485 stores. In addition, Delhaize America remodeled or expanded 127 supermarkets.

Despite the negative impact of the weak sales on operating costs as a percentage of sales and on shrink, Delhaize America achieved an 8.4% EBITDA margin in 2002 (8.7% in 2001). Delhaize America realized approximately USD 70 million in synergies in 2002 and is on track to reach the target of USD 75 million in the third full year after the Hannaford acquisition. EBITDA of Delhaize America declined by 3.0% due to the weak sales evolution and the EBITDA margin decrease. Cash earnings of Delhaize America grew 2.6% in 2002.

To strengthen Food Lion’s competitive position through low price leadership in the current challenging retail environment, Food Lion has identified USD 100 million cost savings in 2003. This includes a major project in the reduction of procurement costs for items not for resale by approximately USD 40 million, the closing of 41 Food Lion stores in early 2003 and the announced reduction of 400 jobs in its support and management structure.

Exceptional pre-tax expenses of approximately USD 41 million will be recorded in the first quarter of 2003 related to the job reductions at Food Lion and to the closure of 41 loss generating stores at Food Lion and one Kash n’ Karry in January and February.

In 2003, Delhaize America expects to relocate 5 stores, to open 47 new supermarkets and to close 46 stores (including the 42 indicated above), resulting in a net increase of one store to a total number at the end of 2003 of 1,486 stores. Approximately 74 stores will be remodeled or expanded.

•	In 2002, Delhaize Belgium sales grew by 6.5% thanks to the expansion of the network by 32 stores (707 stores at year-end 2002) and comparable store sales growth of 3.7%. This was due to the success of the new commercial policy and the emphasis on continued renewal of the store concept, which led to an important increase of the average sales basket. The market share of Delhaize Belgium increased from 24.6% to 24.8% (source: A.C. Nielsen).

Despite the major price investments that accompanied the introduction of the new commercial policy, the EBITDA margin of Delhaize Belgium remained almost unchanged for the year at 5.3% (5.4% in 2001). In the fourth quarter of 2002, the EBITDA margin of Delhaize Belgium recovered to 6.9% after the temporary drop in the previous quarter due to inventory shrinkage. In 2002, EBITDA of Delhaize Belgium grew by 3.7% and cash earnings by 11.0% due to the strong sales growth. In 2003, the sales network of Delhaize Belgium is expected to be enlarged by 62 stores to a total of 769 stores.

•	In 2002, sales in the Southern and Central European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) grew by 6.9%. In Greece, sales were positively influenced by the integration of the acquired Trofo stores, realizing more than 20% comparable stores sales growth after their remodeling. The existing Alfa-Beta stores also continued to perform well resulting in a gain of market share. Delvita finished a major remodeling program of its store base, but overall sales remained weak due to significant price deflation and a large number of competitive store openings. EBITDA of the Southern and Central European operations of Delhaize Group grew by 4.5%. Cash earnings increased by 59.8% primarily because of improved results at Alfa-Beta after major integration charges in 2001. In 2003, the sales network of the Southern and Central European operations will be extended by 10 stores to a total of 235 stores.

•	In 2002, the operations of Delhaize Group in Asia reported sales growth of 16.6% as a result of the addition of 17 supermarkets during the year. At the end of 2002, Delhaize Group operated 103 supermarkets in Asia, including 34 in Thailand, 34 in Indonesia and 35 in Singapore. EBITDA of the Asian activities of Delhaize Group was EUR 2.1 million in 2002, and cash earnings in 2002 amounted to EUR -3.9 million.

RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO US GAAP

•	In addition to its quarterly, half year and yearly publication of consolidated results in accordance with Belgian GAAP, Delhaize Group also publishes an annual reconciliation of its net income and shareholders’ equity to US GAAP in accordance with its obligations as a foreign company listed on the New York Stock Exchange. The unaudited reconciliation for the year 2002 will be published in the annual report of Delhaize Group, followed by the audited reconciliation in the Form 20-F filed with the Securities and Exchange Commission.

•	The major reconciling item affecting net income is linked to the application of the new Statement of Financial Accounting Standards (SFAS) No. 142. For its US GAAP presentation Delhaize Group stopped amortizing goodwill and other intangible assets with indefinite lives as of January 1, 2002. This resulted in 2002 in a decrease of approximately EUR 130 million in amortization of goodwill and other intangible assets.

•	The second major reconciliation difference that affects net income, also linked to the application of SFAS No. 142, concerns an asset impairment charge recorded as a result of comparing the book value of goodwill and other intangible assets to their current fair value. In 2002, Delhaize Group recorded a total asset impairment charge of approximately EUR 45.0 million pre-tax under US GAAP. Delhaize Group posted an asset impairment charge of EUR 12.3 million pre-tax when it conducted the initial impairment analysis at the beginning of the year 2002. In the fourth quarter of 2002, the annual assessment of potential impairment of goodwill and other intangible assets under US GAAP resulted in an impairment charge of EUR 32.7 million pre-tax related to other intangibles primarily associated with Kash n’ Karry. Under Belgium GAAP rules and valuation methodology, Delhaize Group did not record a charge in 2002 related to impairment testing of intangible assets.

2003 FINANCIAL OUTLOOK

Chief Executive Officer Pierre-Olivier Beckers said, “The international economic and competitive environment confronts us with many uncertainties as we enter 2003, but the actions we are taking are vigorous and appropriate to ensuring strong future performance.”

•	In 2003, the sales network of Delhaize Group is expected to grow by approximately 97 stores to a total of 2,617 stores, taking account of the 42 U.S. store closings completed in January and February 2003.

•	At identical exchange rates, it is expected that sales of Delhaize Group will grow in 2003 by 1.5% to 3.0% (including 53 weeks of sales at Delhaize America). At an average exchange rate of EUR 1 = USD 1.09 for the year, this implies sales in 2003 of EUR 18.8 billion to EUR 19.1 billion.

•	Delhaize America’s comparable store sales growth in 2003 is projected to be in the range of -2.0% to flat.

•	At identical exchange rates, Delhaize Group expects reported earnings in 2003 to be between EUR 150 million and EUR 185 million. This is net of pre-tax amounts of EUR 172 million for amortization of goodwill and intangibles and EUR 48million for exceptional items. At an average exchange rate of EUR 1 = USD 1.09 for the year, reported earnings would be between EUR 130 million and EUR 150 million.

•	At identical exchange rates, Delhaize Group expects earnings before amortization of goodwill and intangibles and exceptional items in 2003 to change by –5% to +5%. At an average exchange rate of EUR 1 = USD 1.09 for the year, earnings before amortization of goodwill and intangibles and exceptional items would be between EUR 285 million and EUR 305 million. Earnings before amortization of goodwill and intangibles and exceptional items are the equivalent of cash earnings, with the exception of store closing charges in the normal course of business, previously excluded from the calculation of cash earnings.

•	Delhaize Group is on track to realize the targeted net debt to equity ratio of approximately 100% at the end of 2003 and to generate USD 1 billion free cash flow in 2001-2003 at Delhaize America.

Conference Call and Webcast
 The Delhaize Group management will comment on the financial year 2002 results during an investors’ meeting starting March 13, 2003 at 03.00 p.m. CET. The meeting will be available by conference call by calling + 44 20 7162 0179 (U.K. participants) or + 1 952 556 2801 (U.S. participants), with “Delhaize” as password. The meeting will also be broadcast live over the internet at http://www.delhaizegroup.com. By clicking on the appropriate button, you will be able to submit simultaneously your written questions to the management. An on-demand replay of the web cast will be available after the investors’ meeting at http://www.delhaizegroup.com.

Delhaize Group
 Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of 2002, Delhaize Group’s sales network consisted of 2,520 stores. In 2002, Delhaize Group posted EUR 20.7 billion (USD 19.6 billion) in sales and EUR 336.3 million (USD 318.0 million) in cash earnings. Delhaize Group employs approximately 144,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

Income Statement (1)

4th Q 2002	4th Q 2001	(in millions of EUR)	2002	2001

4,987.1	5,452.2	Sales	20,688.4	21,395.9
(3,690.5)	(4,066.4)	Cost of goods sold	(15,323.2)	(15,968.4)

1,296.6	1,385.8	Gross profit	5,365.2	5,427.5
26.0%	25.4%	Gross margin	25.9%	25.4%
(131.6)	(152.2)	Depreciation	(548.8)	(561.4)
(46.7)	(59.6)	Amortization of goodwill and intangibles	(176.2)	(158.0)
(908.0)	(932.3)	Salaries, miscellaneous goods and services, other operating income/ (expense)	(3,833.0)	(3,786.8)

210.3	241.7	Operating result	807.2	921.3
4.2%	4.4%	Operating margin	3.9%	4.3%
(91.8)	(113.8)	Financial income / (expense)	(455.1)	(464.3)

118.5	127.9	Earnings before income taxes and exceptional items	352.1	457.0
2.2	(1.6)	Other income / (expense)	1.1	(0.6)
(12.7)	55.3	Exceptional income / (expense)	(13.8)	(95.8)

108.0	181.6	Earnings before income taxes	339.4	360.6
(45.2)	(54.0)	Income taxes	(159.6)	(191.8)
62.8	127.6	Net earnings from consolidated companies	179.8	168.8
(3.1)	(36.8)	Minority interests	(1.5)	(19.4)

59.7	90.8	Reported earnings	178.3	149.4
0.65	0.99	Reported EPS (in EUR)	1.94	1.88

92,057,672	92,093,025	Weighted average number of shares	92,068,177	79,494,100
92,392,704	92,392,704	Number of shares outstanding at the end of the 4th quarter	92,392,704	92,392,704
0.9994	0.8959	Average EUR exchange rate in USD	0.9456	0.8956

(1)	Delhaize America is fully consolidated since April 26, 2001, and Trofo since January 1, 2001. Super Discount Markets is consolidated until November 12, 2001.

Earnings Reconciliation

4th Q 2002	4th Q 2001	(in millions of EUR)	2002	2001

59.7	90.8	Reported earnings	178.3	149.4

		Add (subtract):
6.6	2.6	Store closings in the normal course of business	3.0	8.5
(2.4)	(1.0)	Taxes and minority interests on store closings	(1.1)	(4.0)
46.7	59.6	Amortization of goodwill and intangibles	176.2	158.0
(8.6)	(19.7)	Taxes and minority interests on amortization of goodwill and intangibles	(33.4)	(43.1)
12.7	(55.3)	Exceptional result	13.8	95.8
(0.1)	35.9	Taxes and minority interests on exceptional income / (expense)	(0.5)	(25.6)

114.6	112.9	Cash earnings	336.3	339.0

1.24	1.23	Cash EPS (in EUR) (1)	3.65	4.26

(1)	Cash EPS at identical exchange rates: +9.8% for the fourth quarter of 2002 and -10.2% for the full year 2002.

Balance Sheet

(in millions of EUR)	December 31, 2002	September 30, 2002	December 31, 2001

Assets
Fixed assets	8,080.6	8,409.3	9,135.1
Goodwill	3,163.1	3,247.7	3,445.9
Other intangible assets	1,138.6	1,236.3	1,437.9
Tangible assets	3,743.3	3,881.0	4,216.9
Financial assets	35.6	44.3	34.4
Current assets	2,759.5	2,784.4	2,950.7
Inventories	1,707.7	1,695.0	1,861.7
Receivables and other assets	628.2	598.4	679.6
Treasury shares	5.9	5.3	17.5
Cash and short-term investments	417.7	485.7	391.9
Total assets	10,840.1	11,193.7	12,085.8

Liabilities
Group equity	3,563.0	3,687.5	3,751.6
Shareholders’ equity	3,528.7	3,655.1	3,716.0
Minority interests	34.3	32.4	35.6
Provisions and deferred tax liabilities	870.8	861.6	993.3
Long-term debt	3,806.6	4,089.3	4,546.2
of which financial debt	3,790.5	4,075.0	4,529.9
Current liabilities	2,599.7	2,555.3	2,794.7
of which financial liabilities	525.0	501.7	637.8
Total liabilities	10,840.1	11,193.7	12,085.8

EUR exchange rate in USD	1.0487	0.9860	0.8813

Net Debt Reconciliation

(in millions of EUR)	December 31, 2002	September 30, 2002	December 31, 2001

Long-term financial debt	3,790.5	4,075.0	4,529.9
Current financial liabilities	525.0	501.7	637.8
Cash and short-term investments	(417.7)	(485.7)	(391.9)

Net debt	3,897.8	4,091.0	4,775.9
Net debt to equity ratio	109.4%	110.9%	127.3%

Cash Flow Statement

4th Q 2002	(in millions of EUR)	2002	2001

	Operating activities
62.8	Income before minority interests	179.8	168.8
	Adjustments for
193.2	Depreciation and amortization	739.9	735.3
94.2	Income taxes and interest expenses	529.4	558.8
(3.0)	Other non-cash items	21.7	8.4
(11.4)	Changes in working capital requirement	43.4	70.1
44.6	Uses of provisions for liabilities and deferred taxation	19.6	59.3
(145.1)	Interests paid	(375.3)	(367.7)
(72.2)	Income taxes paid	(121.7)	(24.5)
163.1	Net cash provided by operating activities	1,036.8	1,208.5

	Investing activities
(3.8)	Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(13.3)	(69.9)
(200.5)	Purchase of tangible assets (capital expenditures)	(634.9)	(553.6)
26.2	Other investing activities	47.4	15.2
(178.1)	Net cash used in investing activities	(600.8)	(608.3)

(15.0)	Cash flow before financing activities	436.0	600.2

	Financing activities
(0.1)	Proceeds from the exercise of share warrants and stock options	4.8	17.1
-	Treasury shares repurchased	(13.3)	(36.2)
(65.5)	Additions to (repayments of) long-term loans (net of direct financing costs)	(120.2)	2,834.8
30.7	Additions to (repayments of) short-term loans	(85.2)	(2,892.4)
-	Dividend and directors' remuneration paid (incl. dividend from subsidiaries
	to minority interest)	(135.8)	(144.4)
-	Loss on derivative instruments	—	(239.0)
(34.9)	Net cash used in financing activities	(349.7)	(460.1)

(18.1)	Effect of foreign exchange translation differences and change of scope of consolidation	(53.3)	10.7
(68.0)	Net increase (decrease) in cash and cash equivalents	33.0	150.8
485.7	Cash & cash equivalents at beginning of period (1)	384.7	233.9
417.7	Cash & cash equivalents at end of period	417.7	384.7

(1)	To reconcile with the cash and short-term investments amount reported in the balance sheet as of December 31, 2001, an amount of EUR 7.2 million should be deducted representing bank overdrafts.

Free Cash Flow Reconciliation

4th Q 2002	(in millions of EUR)	2002	2001

163.1	Net cash provided by operating activities	1,036.8	1,208.5
(178.1)	Net cash used in investing activities	(600.8)	(608.3)
-	Dividends and directors’ remuneration paid	(135.8)	(144.4)

(15.0)	Free cash flow after dividend payments	300.2	455.8

ADDITIONAL INFORMATION

Organic Sales Growth Reconciliation

4th Q 2002	4th Q 2001%		(in millions of EUR)	2002	2001	%

4,987.1	5,452.2	-8.5%	Sales	20,688.4	21,395.9	-3.3%
442.2	-	-	Effect of foreign exchange	866.8	-	-

5,429.3	5,452.2	-0.4%	Sales at identical exchange rates	21,555.2	21,395.9	+0.7%
-	(46.6)	-	Minus Super Discount Markets	-	(278.8)	-

5,429.3	5,405.6	+0.4%	Organic sales growth	21,555.2	21,117.1	+2.1%

EBIT and EBITDA Reconciliation

4th Q 2002	4th Q 2001	(in millions of EUR)	2002	2001

59.7	90.8	Reported earnings	178.3	149.4

		Add (subtract):
3.1	36.8	Minority interests	1.5	19.4
45.2	54.0	Income taxes	159.6	191.8
12.7	(55.3)	Exceptional expense / (income)	13.8	95.8
(2.2)	1.6	Other income / (expense)	(1.1)	0.6
91.8	113.8	Financial expense / (income)	455.1	464.3

210.3	241.7	EBIT	807.2	921.3

131.6	152.2	Depreciation	548.8	561.4
46.7	59.6	Amortization of goodwill and intangibles	176.2	158.0
6.6	2.6	Store closings in the normal course of business	3.0	8.5

395.2	456.1	EBITDA	1,535.2	1,649.2
7.9%	8.4%	As % of sales	7.4%	7.7%

Fourth Quarter 2002 Geographical Contribution

		Sales			EBITDA

		4th Q	4th Q	2002	4th Q	4th Q	2002	% of
(in millions)		2002	2001	/2001	2002	2001	/2001	Sales

United States	USD	3,719.7	3,796.4	-2.0%	332.5	354.9	-6.3%	8.9%
of which Delhaize America		3,719.7	3,754.6	-0.9%	332.5	355.3	-6.4%	8.9%
Belgium	EUR	920.0	849.8	+8.3%	63.3	52.0	+21.7%	6.9%
Southern & Central Europe	EUR	318.1	310.1	+2.6%	14.6	17.5	-16.9%	4.6%
Asia	EUR	57.5	53.4	+7.6%	0.3	0.5	-32.8%	0.6%
Corporate	EUR	—	—	N/A	(14.9)	(10.3)	-45.3%	N/A

TOTAL	EUR	4,987.1	5,452.2	-8.5%	395.2	456.1	-13.3%	7.9%

Pro-forma Income Statement(1)
(unaudited)

4th Q 2002	4th Q 2001	(in millions of EUR)	2002	2001

4,987.1	5,405.7	Sales	20,688.4	21,117.1
(3,690.5)	(4,032.2)	Cost of goods sold	(15,323.2)	(15,759.4)

1,296.6	1,373.5	Gross profit	5,365.2	5,357.7
26.0%	25.4%	Gross margin	25.9%	25.4%
(131.6)	(135.6)	Depreciation	(548.8)	(568.9)
(46.7)	(44.7)	Amortization of goodwill and intangibles	(176.2)	(178.9)
(908.0)	(919.7)	Salaries, miscellaneous goods and services, other operating income / (expense)	(3,833.0)	(3,716.7)
210.3	273.5	Operating result	807.2	893.2
4.2%	5.1%	Operating margin	3.9%	4.2%
(91.8)	(117.8)	Financial income / (expense)	(455.1)	(459.2)

118.5	155.7	Earnings before income taxes and exceptional items	352.1	434.0
2.2	(1.5)	Other income / (expense)	1.1	(0.5)
(12.7)	(0.7)	Exceptional income / (expense)	(13.8)	(61.3)

108.0	153.5	Earnings before income taxes	339.4	372.2
(45.2)	(69.3)	Income taxes	(159.6)	(181.1)

62.8	84.2	Net earnings from consolidated companies	179.8	191.1
(3.1)	(1.7)	Minority interests	(1.5)	(1.0)

59.7	82.5	Reported earnings (2)	178.3	190.1
0.65	0.90	Reported EPS (in EUR) (3) (4)	1.94	2.06

92,057,672	92,093,025	Weighted average number of shares	92,068,177	92,154,249
92,392,704	92,392,704	Number of shares outstanding at the end of the 4th quarter	92,392,704	92,392,704
0.9994	0.8959	Average EUR exchange rate in USD	0.9456	0.8956

(1)	2001 figures of Delhaize Group have been adjusted on a pro-forma basis to consolidate the impact of the share exchange with Delhaize America from January 1, 2001, and to deconsolidate Super Discount Markets from the same date.

(2)	Cash earnings amounted to EUR 336.3 million in 2002 (EUR 384.5 million in 2001). Cash earnings were EUR 114.6 million in the fourth quarter of 2002 (EUR 120.5 million in 2001).

(3)	Cash EPS amounted to EUR 3.65 in 2002 (EUR 4.17 in 2001). Cash EPS amounted to EUR 1.24 in the fourth quarter 2002 (EUR 1.31 in 2001).

(4)	At identical exchange rate cash EPS would have grown by 2.9% during the fourth quarter of 2002 and decreased by 8.2% during the full year 2002.

Pro-forma (1) Geographical Contribution (unaudited)

	EBITDA		(in millions)			EBITDA		Cash Earnings
4th Q 2002	4th Q 2001	% of Sales			2002	2001	% of Sales	2002	2001

332.5	355.3	8.9%	United States	USD	1,255.7	1,295.0	8.4%	276.1	305.9
332.5	355.3	8.9%	of which Delhaize America		1,255.7	1,295.0	8.4%	276.1	305.9
63.3	52.0	6.9%	Belgium	EUR	180.4	173.9	5.3%	94.4	85.1
14.6	17.5	4.6%	Southern & Central Europe	EUR	48.8	46.6	4.2%	(2.7)	(6.8)
0.3	0.5	0.6%	Asia	EUR	2.1	2.3	1.0%	(3.9)	(3.6)
(14.9)	(10.3)	N/A	Corporate	EUR	(24.0)	(19.3)	N/A	(43.5)	(31.9)

395.2	456.5	7.9%	TOTAL EUR		1,535.2	1,649.5	7.4%	336.3	384.5

(1)	2001 figures have been adjusted on a pro-forma basis to consolidate the impact of the share exchange with Delhaize America from January 1, 2001, and to deconsolidate Super Discount Markets from the same date.

REPORT OF THE STATUTORY AUDITORS

The statutory auditor Deloitte & Touche Reviseurs d’Entreprises SCC has confirmed that the annual financial information included in the press release does not require any qualification on its part and is in accordance with the annual accounts approved by the Board of Directors. — Deloitte & Touche Reviseurs d’Entreprises SCC, represented by Mr James Fulton.

FINANCIAL CALENDAR

•	Annual report on the website	April 23, 2003
•	Press release — 2003 first quarter results	May 8, 2003
•	Annual Shareholders’ Meeting	May 22, 2003
•	Ex-coupon date	May 26, 2003
•	Press release — 2003 second quarter results	August 1, 2003
•	Press release — 2003 third quarter results	November 6, 2003

DEFINITIONS

•	Cash earnings: reported earnings plus amortization of goodwill and intangibles, store closing charges in the normal course of business and exceptional items, net of taxes and minority interests
•	Cash EPS: cash earnings divided by the weighted average number of shares during the period
•	EBIT: earnings before interest, taxes, other income/expense, exceptional items and minority interests
•	EBITDA: earnings before interest, taxes, depreciation, amortization, store closing charges in the normal course of business, other income/expense, exceptional items and minority interests
•	Comparable store sales: sales from the same stores, including relocations and expansions
•	Free cash flow: cash flow before financing activities less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests
•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)
•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus short-term investments (excl. treasury shares) and cash.
•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates
•	Outstanding shares: the number of shares issued by the Company, including treasury shares
•	Salaries, miscellaneous goods and services and other operating income/expense (excluding depreciation and amortization of goodwill): include shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising
•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

EBIT, EBITDA and cash earnings are presented as additional analytical information. We do not represent EBIT, EBITDA or cash earnings as alternative measures to net income, which is determined in accordance with Belgian GAAP. EBIT, EBITDA and cash earnings as reported by Delhaize Group might differ from similarly titled measures by other companies.

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2001 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.
Unaudited Consolidated Financial Statements*
for the Fourth Quarter and Year Ended December 28, 2002

TABLE OF CONTENTS

Consolidated Statements of Income for the 13 Weeks Ended December 28, 2002 and December 29, 2001 and for the 52 Weeks Ended December 28, 2002 and December 29, 2001	15

Consolidated Balance Sheets at December 28, 2002 and December 29, 2001	16

Consolidated Statements of Cash Flows for the 52 Weeks Ended December 28, 2002 and December 29, 2001	17

Supplemental Financial Information	18

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
For the 13 Weeks ended Dec 28, 2002 and Dec 29, 2001 and
for the 52 weeks ended Dec 28, 2002 and Dec 29, 2001
(Dollars in thousands)

	13 Weeks	13 Weeks	52 Weeks	52 Weeks
	Dec 28,2002	Dec 29,2001	Dec 28,2002	Dec 29,2001

	(A)	(B)	(C)	(D)	A%	B%	C%	D%

Net sales and other revenues	$3,726,067	$3,760,990	$15,043,477	$14,913,227	100.00	100.00	100.00	100.00
Cost of goods sold	2,724,066	2,786,741	11,166,640	11,118,725	73.11	74.10	74.23	74.56
Selling and administrative expenses	770,305	792,056	3,110,468	3,095,620	20.67	21.06	20.67	20.76
Asset impairment provision	26,900	7,036	26,900	7,036	0.72	0.19	0.18	0.05
Store closing provision	6,130	2,336	2,837	7,586	0.17	0.06	0.02	0.05
Merger expense	—	—	—	39,713	0.00	0.00	0.00	0.27

Operating income	198,666	172,821	736,632	644,547	5.33	4.59	4.90	4.31
Interest expense, net	76,025	82,353	330,195	342,253	2.04	2.19	2.20	2.29
Net gain from extinguishment of debt	5,479	—	6,361	—	0.15	0.00	0.04	0.00
Net other loss from extinguishment of debt	1,290	—	1,550	—	0.03	0.00	0.01	0.00

Income before income taxes	126,830	90,468	411,248	302,294	3.41	2.40	2.73	2.02
Provision for income taxes	47,267	39,194	159,573	141,531	1.27	1.04	1.06	0.95

Income before cumulative effect of change in accounting principle	$79,563	$51,274	$251,675	$160,763	2.14	1.36	1.67	1.07

Cumulative effect of change in accounting principle, net of tax	—	—	284,097	—	0.00	0.00	1.89	0.00

Net income/ (loss)	$79,563	$51,274	$(32,422)	$160,763	2.14	1.36	(0.22)	1.07

DELHAIZE AMERICA, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

(Dollars in thousands)	December 28, 2002	December 29, 2001

Assets

Current assets:
Cash and cash equivalents	$131,641	$137,206
Receivables	142,371	198,158
Receivable from affiliate	14,483	14,718
Income tax receivable	3,890	8,429
Inventories	1,340,847	1,239,470
Prepaid expenses	30,622	28,250
Deferred tax assets	18,976	6,169

Total current assets	1,682,830	1,632,400

Property and equipment, net	3,041,465	3,011,279
Goodwill, net	2,907,305	3,273,385
Intangibles, net	792,689	885,455
Reinsurance recoverable	119,827	104,118
Other assets	88,554	63,361

Total assets	$8,632,670	$8,969,998

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$—	$140,000
Accounts payable	762,179	693,729
Dividend payable	114,636	86,093
Payable to affiliate	8,959	—
Accrued expenses	314,851	302,364
Capital lease obligations — current	32,652	38,118
Long term debt- current	28,294	17,890
Other liabilities — current	49,372	35,534

Total current liabilities	1,310,943	1,313,728

Long-term debt	2,951,072	3,065,446
Capital lease obligations	698,283	675,746
Deferred income taxes	355,168	459,525
Other liabilities	273,502	265,784

Total liabilities	5,588,968	5,780,229

Shareholders’ equity:
Class A non-voting common stock	53,222	53,149
Class B voting common stock	37,645	37,645
Accumulated other comprehensive loss, net of tax	(71,130)	(64,471)
Additional paid-in capital, net of unearned compensation	2,467,397	2,452,945
Retained earnings	556,568	710,501

Total shareholders’ equity	3,043,702	3,189,769

Total liabilities and shareholders’ equity	$8,632,670	$8,969,998

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(Dollars in thousands)

	52 Weeks	52 Weeks
	12/28/02	12/29/01

Cash flows from operating activities
Net income/ (loss)	$(32,422)	$160,763

Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of tax	284,097	—
Depreciation and amortization	463,859	548,228
Non-cash portion of merger expense	—	21,682
Non-cash portion of merger expense parent acquisition	—	11,708
Amortization of debt fees/costs	2,005	1,408
Amortization of debt premium/discount	1,133	372
Amortization of deferred loss on derivative	8,490	6,248
Amortization and termination of restricted shares	10,276	6,054
Accrued interest on rate swap	(3,472)	—
Loss (gain) on disposals of property and capital lease terminations	1,752	1,149
Store closing provisions/recovery	2,837	7,586
Net gain from extinguishment of debt	(6,361)	—
Net other loss from extinguishment of debt	1,550	—
Asset impairment provisions	26,900	7,036
Deferred income taxes	53,000	37,187
Other	4,927	4,485
Changes in operating assets and liabilities which provided (used) cash (net of effect of acquisition):
Receivables	60,352	6,537
Net receivable from affiliate	9,124	(14,648)
Income tax receivable	4,539	74,054
Inventories	(101,377)	99,685
Prepaid expenses	(2,372)	(523)
Reinsurance recoverable	—	(104,118)
Other assets	(1,324)	1,861
Accounts payable	68,451	(68,823)
Accrued expenses	17,832	946
Other liabilities	(25,405)	(24,653)

Total adjustments	880,813	623,461

Net cash provided by operating activities	848,391	784,224

Cash flows from investing activities
Capital expenditures	(484,973)	(394,792)
Proceeds from sale of property	17,305	29,971
Other investment activity	(4,439)	(14,250)

Net cash used in investing activities	(472,107)	(379,071)

Cash flows from financing activities
Net payments under short-term borrowings	(140,000)	(2,600,000)
Principal payments on long-term debt	(118,455)	(131,988)
Proceeds from issuance of long-term debt	—	2,638,000
Principal payments under capital lease obligations	(30,237)	(33,684)
Direct financing costs	—	(23,105)
Dividends paid	(86,023)	(28,572)
Parent common stock repurchased	(11,720)	(18,069)
Proceeds from stock options exercised	4,586	8,042
Payment to dissenters	—	(136)
Cash paid to settle derivative instruments	—	(214,071)

Net cash used in financing activities	(381,849)	(403,583)

Net (decrease) increase in cash and cash equivalents	(5,565)	1,570

Cash and cash equivalents at beginning of year	137,206	135,636

Cash and cash equivalents at end of year	$131,641	$137,206

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.
Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	53,410	67,326
Capitalized lease obligations terminated for store properties and equipment	10,576	14,132
Change in reinsurance recoverable and other liabilities	15,709	—
Excess purchase price related to parent acquisition	—	748,950
LIFO fair value adjustment related to parent acquisition	—	78,623
Investment in WWRE	3,000	—
Accounts receivable on sale leaseback	4,565	—
Write off direct financing lease	1,231	—
Other	7,698	—
Delhaize Group Share Exchange final adjustment to purchase price allocation:
Property	44,433	—
Deferred income taxes	43,752	—
Capital lease obligations	4,475	—
Accrued expenses	5,156	—
Reclassification of deferred taxes to goodwill related to intangible assets that did not meet the separability criteria of SFAS No.141	117,895	—
Additional minimum pension liability	20,716	13,811
Dividends declared but not paid	114,636	86,023
Acquisition of Hannaford final allocation of purchase price	—	28,194

DELHAIZE AMERICA, INC.
Supplemental Information
(unaudited)

	Fourth Quarter ended		Year to date
	Dec 28,	Dec 29,	Dec 28,	Dec 29,
	2002	2001	2002	2001

TOTAL OPERATING CASH FLOW RECONCILIATION (Dollars in millions):
Net income/ (loss)	$79.6	$51.3	$(32.4)	$160.8
Add (subtract):
Cumulative effect of change in accounting principle	—	—	284.1	—
Income taxes	47.3	39.1	159.6	141.5
Interest expense	76.0	82.3	330.2	342.3
Depreciation	109.3	117.3	425.9	416.0
Amortization of intangible assets	9.5	39.9	37.9	132.2
Asset impairment provision	26.9	7.0	26.9	7.0
Store closing provision	6.1	2.3	2.8	7.6
Net gain from extinguishment of debt	(5.5)	—	(6.4)	—
Net other loss from extinguishment of debt	1.3	—	1.6	—
Merger expense	—	—	—	39.7
LIFO (income) / expense	(35.4)	—	(32.8)	1.5

Total operating cash flow	$315.1	$339.2	$1,197.4	$1,248.6

As a percent of Delhaize America sales	8.5%	9.0%	8.0%	8.4%

CASH EARNINGS RECONCILIATION (Dollars in millions):

Net income	$79.6	$51.3	($32.4)	$160.8
Add back, net of tax:
Cumulative effect of change in accounting principle	—	—	284.1	—
Store closing provision	3.8	1.4	1.8	4.6
Asset impairment provision	16.7	4.3	16.7	4.3
Gain/Loss from extinguishment of debt	(3.4)	—	(4.0)	—
Other income/loss from extinguishment of debt	0.8	—	1.0	—
Merger expense	—	—	—	24.6
Amortization of intangibles	5.8	28.6	23.5	116.9

Cash earnings	$103.3	$85.6	$290.7	$311.2

FREE CASH FLOW RECONCILIATION (Dollars in thousands):

Net cash provided by operating activities	$81,260	$113,611	$848,391	$784,224
Net cash used in investing activities	(148,813)	(107,058)	(472,107)	(379,071)
Dividends paid	—	—	(86,023)	(28,572)

Free cash flow	$(67,553)	$6,553	$290,261	$376,581

NET DEBT RECONCILIATION (Dollars in thousands):

Long-term debt			$2,951,072	$3,065,446
Captial lease obligations			698,283	675,746
Long-term debt current			28,294	17,890
Capital lease obligations -current			32,652	38,118
Short term borrowings			—	140,000
Cash and cash equivalents			(131,641)	(137,206)

Net debt			$3,578,660	$3,799,994

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:

Stores opened	15	7	41	47
Stores acquired	0	0	0	0
Stores closed	5	1	15	8
Stores renovated	35	28	127	145

Total stores			1485	1459

Capital expenditures (dollars in millions)	$151.6	$101.3	$485.0	$394.8
Total square footage (in millions)			54.7	53.3
Square footage increase			3%	4%

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: March 13, 2003	By:	/s/ Michael R. Waller
Michael R. Waller
Senior Vice President